Exhibit 99.1

The most important asset of FirstService Corporation and its subsidiaries ("FirstService" or the "Company") is our employees and their relationship and reputation with our customers. Our reputation is a valuable asset that reflects personally on every employee. Therefore, each employee, officer and director of FirstService has an obligation to protect our reputation and must abide by the highest standards of honesty and integrity. In conducting our daily business and striving to meet our goals we must ensure that we abide by the following principles.

•	Act with honesty and integrity in all matters.

•	Act in a manner that will not discredit the Company.

•	In representing the Company and carrying out the Company's business, conduct yourself with the highest ethical standards. Never conduct or condone business in a corrupt manner.

•	Comply at all times with government laws and regulations in the conduct of business either at home or in a foreign country.

•	Ensure that all of your activities are free from any conflict of interest between you and the Company or a customer or supplier.

•	Not accept anything of value that could be described as an inducement or which could impair your judgment in making a decision which is in the best interest of the Company.

•	Maintain all Company, client and supplier information in the strictest of confidence.

•	Protect the Company's, confidential or proprietary information and never use this information for personal gain or to the detriment of the Company's competitive position.

•	Before communicating with the press, ensure that such communication complies with the Company's guidelines and is approved by the Company's CEO.

•
For those employees having financial reporting responsibilities, ensure full, fair, accurate, timely, and understandable disclosure of information in reports and documents that are filed with FirstService or any of its subsidiaries and with all regulatory bodies.

It is the responsibility of every employee to report any deviation from this Code of Conduct and Ethics to your supervisor or Company's senior financial officer. If in doubt, ask.